UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Results of the Tender Offer for Shares, and Creation as Consolidated Subsidiary, of kabu.com

Securities Co., Ltd by The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Tokyo, December 20, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU or the “Offeror”), resolved at the meeting of its board of directors held on November 14, 2007 to acquire shares of kabu.com Securities Co., Ltd. (“kabu.com Securities” or the “Target Company”) by a public tender offer (the “Tender Offer”). The Tender Offer commenced on November 21, 2007 and was completed on December 19, 2007. The results of the Tender Offer are detailed below.

We also inform you that, as a result of the Tender Offer, kabu.com Securities will be made a consolidated subsidiary of BTMU.

I. Results of the Tender Offer

1. Outline of the Tender Offer (announced on November 14, 2007)

(1)	Name and address of the Offeror

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2-7-1, Marunouchi, Chiyoda-ku, Tokyo

(2)	Name of the Target Company

kabu.com Securities Co., Ltd.

(3)	Number scheduled to be purchased

Class of shares	Number scheduled to be purchased converted into shares	Minimum number scheduled to be purchased converted into shares	Maximum number scheduled to be purchased converted into shares
Share certificates	100,000 shares	— shares	100,000 shares
Total	100,000 shares	— shares	100,000 shares

Notes:

1.	If the total number of shares, etc. tendered is less than the maximum number scheduled to be purchased converted to shares (100,000 shares; “Number Scheduled to be Purchased”) all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the Number Scheduled to be Purchased (100,000 shares) all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares pursuant to the Pro Rata method as defined in Article 27-13, Item 5 of the Securities and Exchange Law (the “Law”) and Article 32 of the Ministerial Ordinance regarding disclosure of Tender Offers for shares by persons other than the issuer (the “Ordinance”).

2.	The Offeror does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.

3.	Fractional shares are not subject to purchase through the Tender Offer.

(4)	Tender offer period

From November 21, 2007 (Wednesday) to December 19, 2007 (Wednesday); (20 business days)

(5)	Price of purchase:

180,000 Japanese yen per share

2. Results of the Tender Offer

(1)	Status of tender

Class of shares	Number of shares to be purchased	Maximum number of shares to be purchased	Number of tendered shares	Number of purchased shares
Share certificates	100,000 shares	100,000 shares	232,635 shares	100,000 shares
Total	100,000 shares	100,000 shares	232,635 shares	100,000 shares

(2)	Ownership ratios of shares, etc. after the Tender Offer

Number of voting rights represented by shares, etc. owned by the Offeror prior to the Tender Offer	290,588	(ownership ratio of shares, etc. prior to the Tender Offer: 30.09%)
Number of voting rights represented by shares, etc. owned by related parties prior to the Tender Offer	6,367	(ownership ratio of shares, etc. prior to the Tender Offer: 0.66%)
Number of voting rights represented by shares, etc. owned by the Offeror after the Tender Offer	390,588	(ownership ratio of shares, etc. after the Tender Offer: 40.45%)
Number of voting rights represented by shares, etc. owned by related parties after the Tender Offer	6,367	(ownership ratio of shares, etc. after the Tender Offer: 0.66%)
Total number of voting rights of all shareholders of the Target Company	965,662

Notes:

1.	“Total number of voting rights of all shareholders of the Target Company” is the value recorded in the shareholders register on September 30, 2007, received from the Target Company as the most up-to-date information. This number is obtained by adding the 975,562 units of voting rights for shareholders as stand on March 31, 2007 recorded in the financial report for its eighth fiscal period filed by the Target Company on June 25, 2007 to the 108 voting rights for shares issued from April 1, 2007 to September 30, 2007 upon exercise of a portion of stock acquisition rights recorded in that same report in accordance with the resolution at the Target Company’s extraordinary shareholders meeting held on November 27, 2003 and the Target Company’s ordinary general shareholders meeting held on June 25, 2005 and the former Commercial Code, and subtracting from that aggregate the 10,000 voting rights deducted due to the acquisition of treasury stock by the Target Company between August 30, 2007 and September 10, 2007 as well as the 8 voting rights represented by unregistered shares at the Japan Securities Depository Center, Inc.

2.	“Number of voting rights represented by shares, etc. owned by related parties prior to the Tender Offer” is the number recorded on the commencement day of the Tender Offer (November 21,2007).

3.	“Ownership ratio of shares, etc. prior to the Tender Offer” and “ownership ratio of shares, etc. after the Tender Offer” is rounded off to two decimal places.

(3)	Calculation method for shares purchased according to the Pro Rata method

As the total number of shares tendered (232,635 shares) exceeded the number of shares to be purchased (100,000 shares), as described in the public notice of commencement of the Tender Offer and the Tender Offer application, all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares, etc. pursuant to the Pro Rata Method stipulated in Article 27-13, Item 5 of the Law and Article 32 of the Ordinance.

As the rounding of fractions of a share due to use of the Pro Rata method resulted in the total number of shares purchased from tendering shareholders being less than the scheduled number of shares to be purchased in the Tender Offer, the Offeror purchased one share (or, if the number of tendered shares is exceeded as a result of additional purchases per share, the number until the number of tendered shares is reached) for each share tendered from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-down shares, to the extent that the total number of shares purchased is equal to or more than the number of shares to be purchased by Tender Offer. However, as the purchase by tender from more than one tendering shareholder subject to an equivalent amount of rounding by the use of this method resulted in a number of shares purchased that is more than the number of shares to be purchased, purchase by tender from the equivalent group has been decided by the drawing of lots, to the extent that the number of shares purchased is not less than the total number of shares to be purchased.

(4)	Funds required for purchase by Tender Offer

Total funds required for purchase by Tender Offer:	18,091 million yen

Tender Offer purchase amount:	18,000 million yen

Type of non-monetary consideration:	—

Amount of non-monetary consideration:	—

(5)	Method of Settlement

1.	Name and address of head office of financial instruments firm/bank, etc., in charge of settlement of purchase

Mitsubishi UFJ Securities Co., Ltd. (Tender Offer Agent), 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

kabu.com Securities Co., Ltd. (Sub-agent), 1-28-25, Shinkawa, Chuo-ku, Tokyo

2.	Commencement date of settlement

December 27, 2007 (Thursday)

3.	Method of Settlement

A notice of purchase will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the address of their standing agents) without delay after the expiration of the Tender Offer Period. In respect of purchases made via sub-agent kabu.com Securities, a notice of purchase will be delivered according to the procedures described on the kabu.com Securities website (http://www.kabu.com/).

Purchases will be conducted in cash. The Tender Offer agent or sub-agent shall remit the sales price for the purchased shares, etc. to the address indicated by tendering shareholders without delay after the commencement of settlement in accordance with the instruction of tendering shareholders.

(6)	Locations at which copies of the Report on the Tender Offer are available for public inspection

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc.	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

3. Expected influence of this Tender Offer on MUFG business results

There are no changes in MUFG’s previously announced business results forecast for the fiscal year ended March 2008.

4. Policies after the Tender Offer

As a result of the Tender Offer, the holdings ratio of the total voting rights of kabu.com Securities held by BTMU is 40.45%, and the holdings ratio of the total voting rights held by the entire MUFG group rose to 51.13%. It is planned that kabu.com Securities will become a consolidated subsidiary of BTMU, because of the following factors, etc.; (i) The total voting rights of kabu.com Securities held by BTMU exceeds 40%, and (ii) the appointed directors, executive officers or employees of BTMU, or those who were formerly in such positions, who can influence decision making on the financial and business policy of kabu.com Securities constitutes a majority on the board of directors of kabu.com Securities. MUFG is establishing an appropriate business development system for the entire group by further intensifying governance of kabu.com Securities on the background of an even more stable capital alliance.

We aim for MUFG group and kabu.com Securities to employ a mutual business base, to increase synergy of MUFG group that focuses on responding to the requirements for asset management via the internet, improved services to MUFG group customers and rapid growth in the business of managing individual financial assets.

To help achieve this goal, we plan to place computers in BTMU branches to allow customers to experience transactions via kabu.com Securities. More specifically, we plan to place computers in a selection of the “Private Banking Offices” member stores in Tokyo, Nagoya and Osaka for major customers with deposit assets during this business year, and further improve face-to-face services to our customers and advance internet intermediaries for financial products.

kabu.com Securities is currently listed on the 1st Section of the Tokyo Stock Exchange and its policy is to continue this listing following the Tender Offer.

II. Making kabu.com Securities a Consolidated Subsidiary of BTMU

As a result of the Tender Offer, kabu.com Securities is scheduled to become a consolidated subsidiary of BTMU on December 27, 2007.

1. Outline of the consolidated subsidiary

(1)	Company name:	kabu.com Securities Co., Ltd.

(2)	Representative:	Masakatsu Saito, President and Chief Executive Officer

(3)	Location:	1-28-25, Shinkawa, Chuo-ku, Tokyo

(4)	Date of incorporation:	November 19, 1999

(5)	Business:	first type financial instruments business

(6)	Fiscal year end:	March 31

(7)	Number of employees:	83 (as of September 30, 2007)

(8)	Capital:	7,196 million yen (as of September 30, 2007)

(9)	Number of issued shares:	975,687 (as of September 30, 2007)

(10)	Major shareholders and shareholding ratio (as of September 30, 2007) :	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Note)	25.96%

		Mitsubishi UFJ Securities Co., Ltd.	10.57%

		ITOCHU Corporation	8.77%

		The Master Trust Bank of Japan, Ltd. (Trust account)	2.70%

		ITOCHU Finance Corporation	2.26%

		Japan Trustee Services Bank, Ltd. (Trust account)	2.05%

		Bank of New York GCM Client Accounts EISG (Standing agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.63%

		Totan Holdings Co., Ltd.	1.59%

		Mitsubishi UFJ Trust and Banking Corporation (Note)
		(Standing agent: The Master Trust Bank of Japan, Ltd.)	1.41%

		Nomura International plc A/C Japan Flow (F6-910384)	1.27%

Note:	Mitsubishi UFJ Trust and Banking Corporation, MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and Mitsubishi UFJ NICOS Co., Ltd. (collectively, the “Four Group Companies”) have transferred the shares they hold in the Target Company to BTMU by cross trading and the fractional shares of the Target Company held by Mitsubishi UFJ Trust and Banking Corporation have been purchased by the Target Company. Therefore, as of December 20, 2007, BTMU’s ownership ratio together with the shares acquired under this Tender Offer will be 40.03% and the Four Group Companies will not own any shares in the Target Company.

(11)	Business results of the most recent fiscal year:

fiscal year ended March 31, 2007
Operating revenue	20,946 million yen
Net operating revenue	19,791 million yen
Operating income	11,051 million yen
Ordinary income	11,017 million yen
Net income	6,088 million yen
Total assets	363,771 million yen
Net assets	37,568 million yen
Dividend per share	2,000.00 yen

2. Transferor of shares

Tender offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3. Ownership of shares (after the Tender Offer)

	Number of voting rights (ratio to total number of voting rights)	Number of shares (ratio to total number of issued shares)
Bank of Tokyo-Mitsubishi UFJ, Ltd.	390,588 (40.45%)	390,588.95 (40.03%)
MUFG group	493,775 (51.13%)	493,777.85 (50.61%)

4. Schedule of change

December 27, 2007 (Thursday)

*            *            *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division 81-3-3240-2950